Filed by: CONSOL Energy, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Arch Resources, Inc.

Commission File Number: 001-13105

The following is a transcript of a joint call hosted by CONSOL Energy, Inc. and Arch Resources, Inc. on August 21, 2024.

CONSOL Energy and Arch Resources Merger Announcement Investor Call Transcript

Operator

Good morning and welcome to the CONSOL Energy and Arch Resources conference call. All participants will be in listen-only mode. Should you need assistance, please signal a Conference Specialist by pressing the star key followed by zero.

After today’s presentation, there will be an opportunity to ask questions. To ask a question you may press star then 1 on a touch-tone phone. To withdraw your question please press star then 2. Please note, this event is being recorded.

You can find today’s presentation as well as the press release regarding today’s news at each company’s investor relations website.

I would now like to turn the call over to Nathan Tucker, Director – Finance and Investor Relations at CONSOL Energy. Please go ahead.

Nathan Tucker – Director, Finance and Investor Relations, CONSOL Energy

Thank you and good morning. Today we are excited to discuss CONSOL Energy’s and Arch Resources merger of equals, which we announced earlier this morning. As highlighted on slide three. Any forward-looking statements we make during today’s conference call are given in the context of today only, and are subject to important risks, as discussed in the presentation. Actual results and events could differ materially from those discussed here. Please also refer to the additional information discussed on the slide, as well as in the SEC filings and joint press release for both companies.

As noted on slide four, on today’s call, you will hear from Jimmy Brock, Chairman and Chief Executive Officer of CONSOL. Mahesh Thakur, president and CFO of CONSOL. Paul Lang, chief executive officer of Arch. And Dick Sloan, Arch’s senior vice president of strategy.

I will now turn the call over to Jimmy to start our presentation.

Jimmy Brock – Chairman and CEO, CONSOL Energy

Thank you, Nate, and good morning, everyone. We appreciate you joining us to discuss this exciting milestone for our companies. This morning, Arch resources and CONSOL Energy announced that we are combining in a merger of equals to create core natural resources. A premier North American natural resource company focused on global markets.

We believe this merger will create significant value for our stockholders and benefit all our stakeholders. The new core Natural Resources will be a leading producer and exporter of high-quality, low-cost coals with offerings ranging from met to high calorific value thermal coals.

Notably, the company will have virtually no overlap of customers or products. The numbers tell an impressive story. We will be among the lowest cost producers in the United States for Met Coal, and among the lowest globally for thermal coal. We will also have significant production capacity, with approximately 12 million tons of annual met coal capacity for sale into growing seaborne met markets and more than 25 million tons of high-quality thermal coal.

In fact, we anticipate that more than 67% of the combined company’s pro-forma volume will be exported to fast growing Asian markets. CONSOL and Arch each have among the best safety records and lowest incident rates in the mining industry, and as a combined company safety, compliance and continuous improvement will remain core values.

Slide six gives a good sense of the compelling pro forma financial profile of the Nucor Natural Resources. We’ll review this in more detail later in the presentation. But let me give you some key highlights. On a pro forma basis for 2023, revenues were approximately $5.7 billion and annual adjusted EBITDA was approximately $1.8 billion, excluding the impact of expected synergies.

On a pro forma basis for 2023, core natural resources would have free cash flow generation of approximately $1.4 billion. excluding the impact of synergies. Both CONSOL and Arch have long prioritized capital returns as a key lever of value creation, and the combined company is poised to continue that record well into the future.

Our assets are highly complementary and also allow for sharing of operating and maintenance expertise and equipment. By bringing these operations together, we expect to generate 110 to $140 million of annual cost and operating synergies within 6 to 18 months following the close.

Turning now to slide seven to the transaction terms.

Under the agreement, which has been unanimously approved by the board of directors of both companies, Arch stockholders will receive a fixed exchange ratio of 1.326 shares of common stock for each share of Arch common stock owned.

Upon closing of the transaction, CONSOL stockholders will own 55% of the combined company, and Arch stockholders will own 45% on a fully diluted basis. Based on the market cap as of August 19th, and net debt of each company as of second quarter 2024, the Nucor Natural Resources will be an industry leader of scale, with an approximately $5.2 billion market cap and an approximately $5.5 billion enterprise value.

The board and leadership of the new company will reflect the strength and capabilities of both Arch and CONSOL. I will serve as executive chairman of the Core Natural Resources Board, and Paul will serve as the CEO and as a member of the board. CONSOL’s president and CFO

Mitesh Thakkar will serve as president and chief financial officer of the combined company. George Schuller Jr., Arch’s Chief Operating Officer. Bob Braithwaite, CONSOL senior VP of marketing and Deck Sloan, Arch senior VP of strategy, will each serve in the same capacity at Core Natural Resources.

Additional members of the management team will be announced as we progress toward closing.

The board of directors of the combined company will have eight directors. Four directors will be selected by CONSOL, including me as executive chairman. Four directors will be selected by Arch, including Paul and Richard Navarre, who is currently independent chairman of the Arch Board and who will serve as lead Independent Director of Core Natural resources board.

Core Natural Resources will be headquartered in Canonsburg, Pennsylvania, and will maintain a presence in Saint Louis. This location was chosen because of its close proximity to the majority of the company’s mining and export operations.

We expect the merger, which we anticipate will be tax free for U.S. federal income tax purposes, to both Arch and CONSOL stockholders to close by the end of the first quarter of 2025, subject to approval by both companies, stockholders, regulatory approvals, and the satisfaction of other customary closing conditions.

I will now turn the call over to Paul for additional color on the strategic rationale for the deal.

Paul Lang – CEO, Arch Resources

Thank you, Jimmy, and let me start by also expressing my excitement and honor in being a part of this major milestone in the history of two very strong companies. I also want to thank the respective boards and management teams that guided us to this place.

I think that slide eight does a nice job of summarizing the compelling strategic and financial rationale for this transaction, and why both companies expect to reach greater heights together than we could achieve on our own.

Both CONSOL and Arch have been a mainstay in the coal industry for generations, and each company has grown and evolved as we’ve pursued being among the safest and most respected coal producers in the world.

Arch’s combination with CONSOL is another step in this journey, and one that will solidify the combined company’s position at the forefront of the global energy market.

We’ll have world class, high-quality, low-cost assets and a broad, diverse range of qualities and blends to offer customers.

With that, we’ll serve multiple growth markets through our outstanding logistics and export capabilities. In addition, CONSOL’s long term industrial seaborne contracts are complemented by Arch’s higher value met products, creating both a visible revenue stream as well as meaningful upside opportunities.

The financial benefits are equally compelling, including accretion, synergies, and robust adjusted EBITDA, as well as free cash flow generation.

I’ve known and respected Jimmy for many years and have enjoyed working closely with him and his team leading up to this announcement. The combined company will benefit from the talent of both organizations and their record of execution and value creation.

Moving to slide nine. With record global consumption in the last two years, coal is abundant, affordable and a dispatchable form of energy, as well as a critical input in the production of new steel needed for the manufacturing of thousands of products Essential to the society’s infrastructure in our everyday lives.

Together, Arch and CONSOL are accelerating the strategy we both have been pursuing to meet the significant demands in the market and establish core natural resources as the go to company to build the future.

With operations across six states, Core Natural Resources will now own 11 mines. This includes one of the largest, lowest cost and highest calorific value thermal coal mining complexes in North America and one of the largest, lowest cost and highest quality that mine portfolios in the United States.

Our high-quality operating portfolio will be underpinned by eight low-cost, long-lived longwalls, including CONSOL’s Pennsylvania mining complex and Arch’s Leer, Leer South and West Elk mines. In addition, Core Natural Resources will have access to global markets via our ownership interest in two marine export terminals along the eastern seaboard, and strategic connectivity to ports on the West Coast and Gulf of Mexico.

We’re excited to bring the companies together and create a new industry leader that has ideally positioned to meet the rising demand for critical resources and energy around the world.

Turning to slide ten. Compared to our coal focused peers, Core Natural Resources will be a benchmark company with significantly enhanced market cap and sector leading adjusted EBITDA.

Together with our differentiated coal portfolio and export capabilities, we believe core natural resources will be the must own stock that is expected to be attractive to a wide range of investors.

With that, I’ll now turn the call over to deck to provide more material on the products and logistics of the combined company.

Deck Slone – SVP, Strategy, Arch Resources

Thanks, Paul. I’ll now touch on slide 11. Coal is an essential input in the production of steel, cement, electricity, and a range of industrial products, which means that it is an essential input in a modern global economy. Core Natural Resources’ ability to provide a range of coal qualities and blends will enable it to serve a diverse customer base across multiple growth markets and geographies.

For example, met coal, produced by the combined company is a key input in the production of new steel from blast furnaces, which constitutes 80% of the steelmaking capacity in India and Southeast Asia.

Met coal is expected to remain in strong demand for decades to come, as new steel will be essential in supporting the world’s growing population, ongoing economic development, continued urbanization, and the build out of a low carbon economy.

Furthermore, the high calorific value thermal coal mined by the combined company is increasingly sought after in industrial markets, including cement, and to serve resurging power generation demand in many economies, which is being driven in part by AI data centers and EV expansion.

We look forward to working closely with CONSOL to continue meeting the world’s steel infrastructure and energy needs that are so critical to the lives of people around the world. And together, we will have significantly enhanced logistics and export capabilities to serve this growing market, as you can see on slide 12.

In fact, we expect to have the most export capacity in North America once the transaction is complete. Our approximately 25 million tonnes per annum of export coal capacity will be spread across ownership interests in two marine export terminals on the US Eastern seaboard, as well as via connectivity to ports on the West Coast and Gulf of Mexico.

Combined with our rail and terminal capabilities, we will meaningfully de-risk the export business and enhance operational flexibility.

Turning to slide 13. As a result of our greater export capacity, we will be even better positioned to provide reliable, efficient coal delivery for our customers and gain increased access and penetration into global markets. Both companies already have strong, long-standing relationships with customers and the fastest growing coal end markets and geographies, with a broader range of complementary coal offerings and expanded export capacity. we can now extend our reach even further.

I’ll now turn the call over to Mitesh to talk more about customers and the proforma standing of the company.

Mitesh Thakkar – President and CFO, CONSOL Energy

Thanks, Deck. Turning to slide 14. Coal Natural Resources will be a leading producer and exporter of a broad slate of thermal and met coals. As investors desire to benefit from the potential growth in global infrastructure build out, the combined company offers compelling opportunity to gain that exposure through its steelmaking and industrial market reach to emerging countries.

Furthermore, Coal Natural Resources provides a solid base of contracted revenue stream underpinned by domestic thermal coal and contracted export industrial customer base. This base also provides the combined company with relatively better revenue and earnings visibility that should drive a more consistent capital allocation strategy, which Jimmy will cover shortly.

Let’s now turn to the financial benefits which underscored the upside value creation that is achievable.

Starting with slide 15. Over the past two years, both companies have demonstrated that they are individually capable of generating significant value for their shareholders, as evidenced from the adjusted EBITDA and free cash flow generation.

What excites me even more is when you put these two companies together, you get a powerful combination that also benefits from the enhanced scale and market opportunities that lay in front of us. Furthermore, the transaction is expected to be accretive to free cash flow for both Arch and CONSOL.

Strong free cash flow generation capabilities, coupled with synergies that I will discuss shortly, will allow Core to become a benchmark coal company in North America with diverse market exposure and industry leading cash flow generation potential.

As slide 16 highlights, bringing our companies together is expected to unlock 110 to $140 million in annual synergies within the first 6 to 18 months following the close.

Of the overall synergies, we expect approximately one third to be generated from better use of port capacity and product blending and related opportunities. The remaining approximately two thirds of the synergies come from run rate cost savings, mostly from procurement, SG&A efficiencies, and the elimination of duplicative public company costs.

We will also look to optimize insurance coverage and cost for the combined enterprise.

The diversified asset base and distribution of risk should help in that regard as well. Additional upside potential may come from best practices and technological advances that could benefit the combined company in the long term. Both CONSOLE and Arch have curated strong balance sheets with limited debt, and these attributes will benefit the new core natural resources.

On slide 17, you will see Core Natural Resources is expected to have a strong balance sheet and ample liquidity, with minimal near-term debt maturities and a proforma positive net cash balance, which would have been approximately $260 million based on each company’s cash balance at the end of second quarter of 2024.

The combined company’s diversified revenues further de-risk the business. Taken together, we expect this financial profile to support improved access to capital as we look to reinvest in internal innovation and other growth opportunities.

I will now pass the call back to Jimmy.

Jimmy Brock

Thank you. Mitesh. We spent a lot of time this morning talking about the greater cash flow generation of the combined company, which is an important benefit of this transaction. And indeed, we expect our free cash flow to fuel industry leading capital returns.

As reviewed on slide 18, we expect to return discretionary cash flow to stockholders through buybacks. There is also the potential for a modest sustaining dividend, which would, of course, be subject to the board consideration and approval.

In addition, as both companies do today, we will have the potential to direct free cash flow to internal investments as we evaluate opportunities to build out our mine operations and advance innovations that enable operating excellence through new technologies.

Both continued investment in CONSOL Innovation and potential utilization of Leer West Reserves are such examples. Longer term, targeted strategic acquisitions will be considered. We will remain disciplined as both Arch and CONSOL have in the past, and our focus now is on realizing the benefits of this combination.

Paul Lang

Building on Jimmy’s comments, let me talk about each company’s capital return programs between now and close. In connection with the execution of the agreement, the CONSOL board declared a dividend equal to $0.25 per share.

The dividend will be payable on September 13th, 2024, to holders of record of CONSOL’s common stock as of the close of business on August 30th, 2024.

In addition, Arch and CONSOL are each permitted to pay quarterly dividends up to $0.25 per share to their respective stockholders during the pendency period of the merger, with the declaration of any dividends subject to the approval of the respective company’s Boards of directors.

Arch & CONSOL will suspend their share repurchases until the transaction is completed.

Turning to slide 19. To summarize, we believe this is an incredibly exciting transaction for both companies’ stockholders and stakeholders that can unlock value that neither Arch nor could solve could do on their own. By combining our two best in operating platforms and differentiated coal portfolios, we’re creating a premier North American natural resource company that is poised for growth and industry leadership.

The combined company is expected to generate meaningful cash flow and have enhanced financial flexibility, which will power robust capital returns to stockholders as long as our ability to continue internal and external growth investments.

With its scale and reach, we believe Core Natural Resources will have the ability to distinguish itself on a global basis as the preeminent coal producer. I look forward to working with Jimmy and the rest of the Core Natural Resources team to realize the substantial upside value creation that is possible through this transaction. Thank you for joining us on the call today. We’d be pleased now to take your questions.

Question & Answer Session

Operator

We will now begin the question-and-answer session. To ask a question you may press * then 1 on your telephone keypad. If you are using a speakerphone, please pick up your handset before pressing the keys. If at any time your question has been addressed and you would like to withdraw your question, please press * then 2. At this time, we will pause momentarily to assemble our roster. The first question will come from Lucas Pipes of B. Riley Securities. Please go ahead.

Lucas Pipes – B. Riley Securities

Thank you very much operator. Good morning, everyone, and congratulations on the announcement. This is great to see. So, on slide ten, I think you show really, really well how the combined entity will be the largest standalone coal company, by a fairly significant margin, especially when you look towards the right side of that graph. So, when you think about the strategy and the mandate post combination, is it focused on capital returns, or do you think there’s a kind of bigger, broader opportunity to drive further consolidation in the industry? Thank you very much.

Jimmy Brock

I think at this point, Lucas, it’ll be focused on capital returns. As we generate plenty of free cash flow going forward and as we mentioned in our prepared remarks, if the opportunity internally is there to do something that’s going to enhance efficiencies or do that, we would certainly have the ability to do that. But the thinking in the process today is that we would use capital allocation to return value to our shareholders.

Paul Lang

Lucas, this is Paul. I just echo Jimmy’s comments. And as you look back over the last couple of years, the combined company has done about $1.5 billion of capital return. And as we’ve said many times, we think it’s part of Arch’s value proposition and that’s why the combination with CONSOL made so much sense. They’ve also held it as one of their value propositions. So going forward, I think you’ll see quite a bit of the same. Obviously, the new board will convene, and we’ll have the details of it, but I think we’re still very much in tune to capital returns.

Lucas Pipes

That is very helpful. Thank you. And a similar theme but very different angle for my second question. Other assets in the portfolio that you would consider non-core that could maybe be monetized. Are there any duplicative assets where there would be unnecessary redundancies that you would look to monetize? Any thoughts on optimizing the portfolio post combination? Thank you.

Jimmy Brock

Yeah. Good question Lucas. And first and foremost, as you know, as we’ve always done, we look at any opportunities that we have to create shareholder value. And as far as divestitures, you know there are some that are in the portfolio. If it doesn’t make sense at the time, we would look at that as we do any business proposition. But I’ll let Paul speak a little bit more about that.

Paul Lang

Yeah Lucas, I think as you look back over the last really 6-7 years with Arch in particular, we’ve never hesitated to being willing to shed an asset that no longer fit our profile. And we’ll continue to do that. As difficult as it is, it is in the best interest of shareholders. And you should expect us to continue to make those hard decisions as we move forward.

Lucas Pipes

Thank you very much. I’ll squeeze one last one in. You mentioned one third of the synergies are port and blending opportunities, and I wondered if you could maybe speak more specifically to the blending opportunities. What products do you think make the best mix to enhance value capture? Thank you very much for your perspective.

Mitesh Thakkar

Thank you. Lucas. This is Mitesh, here. As you know, the combined company will potentially have a broad slate of thermal and metallurgical coals. And we have noticed often in marketplace you see these products as complementary. For example, they have high wall products, low wall products. We have low wall products, crossover products that could be blended together in a lot of different ways. We also have very high-grade thermal coal. They have a portfolio that generates quite a bit of mix product. So, I think there are opportunities that we can create by appropriately blending those products.

And given the terminal space that we have, that could be helpful as well. So, I think if you look at the entire product slate, I think there are various opportunities between various met coal blends but also certain thermal coal and mixed blends as well.

Deck Slone

Lucas, this is Deck. And I would just echo what Mitesh has said and certainly add the fact that, look, there’s a lot of opportunity here that we probably haven’t even begun to evaluate fully. We have some ideas. We think that those ideas are going to lead to significant value. But I really think there’s a lot of untapped potential here. And Mitesh just walked through, I mean, our thermal byproduct is probably something that could be blended in a way that could generate more value than we’re generating on a standalone basis. But there are lots of other opportunities here. And when you think about us reaching out to our broad customer base in the metallurgical space and the steel markets, you think about the crossover of volumes and the ways that we might bring all those products to bear in the marketplace and really think there are some exceptional opportunities.

Lucas Pipes

That is great to hear. Congrats again. This is a great announcement. Thank you.

Operator

Our next question today will come from Katja Jancic of BMO Capital Markets. Please go ahead.

Katja Jancic – BMO Capital Markets

Hi. Thank you for taking my questions. Maybe starting on the regulatory side. Do you foresee any issues there?

Jimmy Brock

We do not, but we don’t want to speculate on that at this time. We’ll go through the normal process, and we’ll see where it falls. We’ll be cooperative in anything we need to do. But I do not want to speculate on any of those. This should be a very favorable transaction, as there’s not a lot of overlap. So, we do not see an issue with it. But I won’t speculate on whether or not it will or will not be approved.

Katja Jancic

Okay. Maybe this is more of a question for the Arch team. Paul, can you talk a bit more on the rationale for Arch, given that one of the benefits in the past was that a bigger piece of your EBITDA was coming from the met side.

Paul Lang

Katja, it’s a fair point. We’ve been exercising our pivot from domestic thermal exposure really since 2011 and have taken several major public steps to reduce our exposure to the U.S. market. That included shrinking the footprint at both of our Powder River Basin mines, including reclaiming about 85% of Coal Creek, coupled with a significant reclamation work at Black Thunder.

More importantly, we also funded the discounted ARO liability at Black Thunder to ensure that our future cash flows would be shielded from the ultimate cash closure expense at that mine. I’d also say that along that same period of time, we’ve been very disciplined and prudent about investing in the PRB. As a result, something I’m very proud of the team about and we’ve successfully employed is what we’ve been calling the harvest strategy from the assets.

And as you think about it over the last 7 or 8 years, we’ve generated about $8 of EBITDA for every dollar of CapEx we’ve put into this. As you think through all of this, we’ve remained committed to the seaborne thermal markets and have always been enthusiastic about the future of West Elk and its ability to compete on the global stage. Frankly, our transitioning to the B-seam and its higher quality, we’re expecting a bright future from that operation in the seaborne market.

So, in many ways, the merger with CONSOL is a natural extension of what we’ve been saying and doing relative to reducing our exposure to domestic thermal and growing our seaborne thermal business. CONSOL, in fact, has done their own successful pivot from a domestic thermal business into the global seaborne market as well, as well as finding crossover tons for the metallurgical market. So, when you look back and look at the situation, I think the move was very logical and why the two companies are an amazing fit.

Deck Slone

And Katja, it’s Deck. I would add, as we talked about the pivot our concern was domestic thermal demand. And I think we’ve been right about that. Obviously, we’ve seen significant declines in the domestic thermal marketplace since we sort of announced that pivot and began moving in that direction, really, we were thinking primarily of those assets that are more captive to the domestic market.

The PRB is not entirely captive, but we can only export so much volume from there. So, as Paul said, look, we’ve been really enthusiastic about West Elk for a long time. As you know, we view it as a core asset. If you go back to 2022, we made $200 million of West Elk exporting only 1.3 million tons of thermal coal. So, this is just a dramatically bigger platform. It creates two core lines of business for the combined company. Obviously, the metallurgical assets, which are already our core focus. But then add to this, this much bigger seaborne thermal platform and look, some of those same demand drivers that make us excited about the seaborne metallurgical market are very much present in the seaborne thermal market.

So, we view this as an extension of what we were doing at West Elk but just on a much grander scale. Som we’re really excited about the prospects.

Katja Jancic

That’s a fair point. Thank you. I’ll hop back into the queue.

Operator

Our next question will come from Nathan Martin of the Benchmark Company. Please go ahead.

Nathan Martin – Benchmark Company

Thanks operator. Morning, everyone. Congrats on the announcement. Maybe first, related to the synergies, I guess you guys commented about a third from port and blending. And maybe specifically, can we talk a little bit more about the use of how CONSOL Marine Terminal and DTA could evolve under the combined company.

Mitesh Thakkar

So, Nate, this is Mitesh. So currently, we use the Pennsylvania mining complex uses, CONSOL Marine Terminal exclusively. We did use a little bit of the Norfolk Southern terminal during that, Baltimore Bridge collapse. Arch has been using DTA as well as CSX Terminal in Baltimore as well. As you move forward, there’s an opportunity to have some of Arch’s shipments for Leer South to go to Baltimore, which could create some blending opportunities at the terminal itself. And you could also see us rerouting some of our shipments to some of the other options that we would have with Arch in a combined company.

Deck Slone

I would add, look, we’ve got 2 million tons of available capacity at DTA that we’re currently not using we’re leasing to third parties, and we’ll continue to do that for the for the near term. But over the longer term, look again, available capacity is a good thing.

And as we’ve seen logistics is clearly an outdoor sport. We’ve seen disruptions. The additional optionality to move volumes through these two terminals is potentially huge. And we’ve identified a number of opportunities that we think will unlock value, Nate. We won’t get into the details here. But you can just imagine that toggling between the various port facilities and you know don’t forget we’re using Curtis Bay today as well. So that option value is significant for us.

Mitesh Thakkar

And I’ll also add that CONSOL mines are served by both railroads as well, which creates more flexibility for the combined company.

Jimmy Brock

So, I think the exciting part about it is the increased capacity that we have as a combined company. And then there’s a lot of synergies that can be gained through the logistics part of the terminal as well. So, I think it’s a good thing to have both of these.

Paul Lang

One last thought, Nate. And it’s probably lost in the noise. But as you know Itmann is further south in West Virginia. And DTA is probably a more natural outlet for It on the eastern seaboard. And that also allows blending with our Beckley mine and take advantage of that low ball product, which is in heavy demand globally.

Nathan Martin

I appreciate that, guys. We heard comments from both of you, both companies this morning, I guess on how the combination should allow the combined companies to achieve more than the individual companies. Paul, we just got some further thoughts from you on kind of the rationale from Arch’s side. Jimmy, it would be great to get some of your thoughts on what you saw as attractive when entering into this opportunity on the Arch side of the equation.

Jimmy Brock

Yeah, well, when we look at it, it’s value creation. We’ve started trying to bring some met coal on when we opened our Itmann mine down, and then we got an opportunity here that’s a very close proximity to where we operate. They are low-cost, long-haul coal mines, which we know very well. So having longwall, low-cost metallurgical coal is certainly of interest to us, as we’ve talked past on earnings calls and investor calls and everything else.

But also, in that is the important leadership. I mean, we know both of these pretty well. I mean, we’ve been at events, talked about things, looked at synergies before. And then when you add the terminal capacity in there that both of us have, it makes it really a lot of products that we can put into global markets without bypassing our domestic customers here.

So, I just think it’s a really good fit. And what I like best about it is culturally, we are aligned to what’s really important- that’s safety, compliance and creating value for our shareholders.

Mitesh Thakkar

Nate if I may add a couple of things too, as you have noticed in the past, both companies have done a phenomenal job of generating free cash flow when the markets are strong. We expect the combined company to benefit in both of those scenarios. Sometimes in commodities the cycles work differently. Sometimes thermal coal is doing better, sometimes met coal is doing better.

In such a situation, having a consistent capital allocation framework becomes easier when you have an asset base that could make benefit of both of them. So that is one, and more importantly, if you think about from an asset diversification standpoint, particularly for CONSOL, Pennsylvania mining complex is a great asset, a great longwall operation. And having that longwall operation with Leer and West Elk also is a huge compliment to operational synergies as well, which we are going to explore further as I discussed and create value for both shareholders here.

Nathan Martin

Appreciate that guys. And maybe Mitesh along those lines, the shareholder return program.

You guys have laid out the possibilities for the up to $0.25 dividend until close. First quarter 25. But would you expect to, in the future, roll out a more defined shareholder return program once the deal closes similar to the percentage targets both Arch and CONSOL have previously?

Jimmy Brock

I would think we certainly would when we get the combined company together, with our new board and everything else, we would as you well know, I’ve said many times in the past, I like something to be kind of formulaic to, whereas the investors know and the stockholders know what they’re getting. But that’s something we’ll do in the future. We’ll sit down together and come up with a plan. But again, the priority here is returning capital to shareholders and at the current time, both companies prefer the buybacks.

Nathan Martin

All right great. Appreciate the time everyone. Congrats again and best of luck.

Speakers

Thank you, Nate.

Operator

Our next question will come from Michael Dudas of Vertical Research Partners. Please go ahead.

Michael Dudas – Vertical Research Partners

Good morning gentlemen. Well done.

Speakers

Thank you. Thank you.

Michael Dudas

I know this deal didn’t just come about over the last, say, 72 hours. I’d be interested in, like, how much you guys thought about this over the past several years. And why is now the right time?

Jimmy Brock

Well, Michael, the details will be in the background of CONSOL’s register statement on form S-4 that will include a joint proxy statement of Arch and CONSOL, but broadly, I will say that as industry leaders CONSOL and Arch know one another well and have long recognized the complementary nature of our business and cultures.

So, from time to time, we’ve had conversations with Arch about the opportunities ahead for our businesses. And as these conversations progressed, it became clear that a combination of our two companies would strengthen our position at the forefront of the global energy market and create significant value for all the stakeholders, including CONSOL stockholders. So, the transaction demonstrates our confidence in the future of coal, and we’re excited to move forward together.

Paul Lang

I’d simply add that, you know, Jimmy and I have known each other a long time. We’re very similar backgrounds and a lot of respect to each other. It’s almost you ask the question of why we didn’t think about this before. Because it is an amazing combination. When you really start looking at the pieces and parts and the value that it creates.

Michael Dudas

Well, that’s a fair comment. So, as you were going through this, how did the Baltimore issue kind of like change your views or enhance your views of what was going on, given you guys are most likely thinking about something like this?

Jimmy Brock

Well, when the Baltimore incident happened, it affected both of us because it was coming into Curtis Bay as well as Baltimore Terminal. But it didn’t deter us in thinking about what happened here. We never believed that was a long-term event at the terminal, but the value creation of beyond that point when we look at what we can do with the term, not only from a blending standpoint but, you know, a stockpile inventory, as well as logistics part of it, it really didn’t deter us.

What it did for particularly us on the CONSOL side, is it showed how important having a second diversified opportunity became to whereas we can move coal to other places and we quickly did that going up to Virginia. But again, I think this shows the value of having diversity to whereas you’re not dependent on one source all the time.

Paul Lang

Yeah. I just want to reiterate that I think, if anything, the Baltimore tragedy just reinforced the fact that, look, we have great assets. But this combination gives us a lot greater mass and a lot less reliance on a single point of failure. So, I think if anything, it should take risk out of the business.

Mitesh Thakkar

Yeah, I would also add, Mike, that if you take a step back and look at the combined company, I think it becomes a very attractive opportunity from an investor standpoint too. The U.S. Coal industry is very fragmented, where we have a lot of companies, including us before this call, that were, for lack of a better word, not up to scale. That could attract a lot of capital, right? So, from a capital perspective, capital markets perspective, I think, and benefit of all our investors, I think having that scale and diversification is critically important.

Deck Slone

Yeah. Mike it’s Deck. And I guess one final point we would make. Look the really impressive pivot that CONSOL has made into directing additional volumes into the seaborne market over the last few years you know really in just such a short period of time has really opened our eyes to the possibilities.

And we’ve been amazed at what they’ve accomplished. And it started to fit better with our view of the world, which is, you know, that that the markets are out there and that you’ve got to, you know, get into the seaborne market. And so, you know, as they’ve executed their own pivot into seaborne markets, obviously it’s felt more and more like a fit to us, you know, for some time. And so, the timing really is ideal from our perspective because of how far they’ve come in such a short period of time. And because we believe we can help continue that push.

Michael Dudas

Yeah, no question the alignment is there. Gentlemen, thank you very much. Best of luck. Thank you.

Operator

Our next question today will come from Chris LaFemina of Jefferies. Please go ahead.

Chris LaFemina – Jefferies

Hi. Thanks, guys, for taking my question. Congratulations on the announcement. So, Deck, you just mentioned the timing being ideal for Arch. If we look at kind of the outlook for Arch, obviously Leer South will be heading into district two, which should be sort of a step change in the operational performance of that asset.

It’s debatable whether that’s fully reflected in your share price today. Met coal prices are down a lot. Met coal levered mining equities are down a lot even versus thermal equities. And obviously the share exchange ratio is basically at current share prices. So, the recent underperformance in Arch’s shares, which I would attribute at least partially to met coal price weakness, which is probably temporary, is being kind of crystallized in this deal.

So, my question is really again about timing. You know, if you do this deal in two years time, this is in district two. It’s firing on all cylinders. You’re generating tons of cash flow. The net coal price is probably well above where it is today. Your share price would probably be well above where it is today.

But a lot of that benefit that you get from that asset and from your high exposure to that market is now being shared with the CONSOL shareholders. So, I just kind of trying to understand better the timing aspect. I mean, I understand the strategic rationale, that synergy number is a big number, but it just seems like there is some money being left on the table, potentially in the case of related to Leer South and related to coal price upside. Thank you.

Deck Slone

Yeah Chris, you know good questions. Look its commodity space right. So, we’re going to be riding the waves on both sides. I think Mitesh said it well earlier, which is stabilizing, smoothing out those curves a little bit in terms of your free cash flow generation is going to be valuable.

You know, we’re really enthusiastic about both sides of this equation, and the long-term outlook for yes, seaborne metallurgical, but also seaborne thermal. We think there’s tremendous growth potential there. And the precise timing is not something, we would, you know, be as focused on. It really is the tremendous potential here for the combined organization. And so, we’re really excited. We think this is nothing but positive. Understand your questions. But again, we’re really excited about where things are going in both these markets, in the intermediate and long term and even in the relatively short term. So, I guess I would start there.

Paul Lang

You know, the only thing I’d add is that when Jimmy and I first started talking about this transaction, there were a couple of common themes. The first was neither of us had to do anything. We were both very strong standalone companies that had a good strategy. I think the second point, and it really ties into what Deck is saying, is that we’ve both been around the commodity market long enough. It has its ups, it has its downs, and you’re never going to time things perfect. Our board has been decisive and done a good job of positioning the company. And I think that’s what you see here today.

Chris LaFemina

So, I understand the point about you know, commodity prices are going to be volatile and who knows where price is going to go. But what about the point about Leer South, where when you get into district two, regardless where prices are doing, that becomes a, you know, really a tier one type asset.

And it’s debatable whether the value of that is fully reflected in your shares today because you haven’t hit that kind of sweet part of the scene yet. So how do we think about that? I mean, is it there’s a lot of operational upside here that is arguably not reflected in your shares yet at Arch.

Deck Slone

Yeah. Chris, look, we do think there is good understanding of what’s happening in Leer South that that we’re progressing into district two. Sorry about that. Got choked up. That we’re progressing into district two. We’ve talked a lot about that. I think that people have seen that slow progression as we’ve gotten closer to district two. If you look to, the second quarter, the execution of Leer South was quite strong. Good volume, you know, good output. So, look again, as Paul said, we’re not going to time it perfectly to any one asset. Again, we would view this as a tremendously positive development. I think there’s great upside from here. And we’re excited to be here today.

Paul Lang

Yeah. And I would add, one of the things I started to say is, one of the things that’s really out of our control is the volatility of the market. But one thing that is directly in our coal is cost. And I think cost is a more important element of it. And I think this will give us an opportunity to combine to look at those efficiencies we can gain and possibly have a better cost structure.

Deck Slone

Chris, I guess I would say one final thing. Right now, look, there is another logistical disruption on the East Coast, right? So, this is further underscoring the value of that optionality. You know, as we sit here today, loadings are and vessel loadings are being impaired. So, look, I think this that’s another way to look at it as well, which is we’ve seen several disruptions. This idea of additional optionality for both companies, I think has the potential to be really valuable longer term.

Mitesh Thakkar

And, Chris, I’ll just add to the comment you made about met being towards the lower end. If you look at the API two chart, you’re going to come up with a similar conclusion on that front too.

Jimmy Brock

And Chris, just kind of closing out some really good comments. You know, at the end of the day, this transaction unlocks value that neither of us can unlock alone, and that’s what we’re focused on and that’s what we’re moving forward on.

Chris LaFemina

Yeah. So just one last question on the synergies. I mean, obviously, economically that’s where the benefit is. These are big numbers. Are we going to be able to kind of track how those are progressing after the deal closes. Will you provide kind of quarterly disclosures as to what the synergy realizations have been? Because that would be very helpful. Thank you.

Mitesh Thakkar

So, Chris, we have obviously spent a lot of time putting our pencils and making sure that we’re coming up with a number which is achievable and takes a lot of things into consideration as the deal progresses. We’ll continue to work through it. But remember, we are still operating as two different companies until the merger closes. So, I think as far as the update on the synergies are concerned, like a lot of planning work is going to go on, but you can’t really implement some of those things till until the companies combine. So, you still have to continue to work as independent companies and make sure that from a planning perspective, we are ready to hit the ground running on day one.

Paul Lang

I’ll be a little more blunt. I know that Jimmy and I are both going to be watched very carefully by our respective boards. We made promises and we are going to report to not only our internal boards as well as the investment community on how we’re doing on these synergies.

Jimmy Brock

Yeah, I can assure you there will there will be a defined plan and there will be a tracking mechanism in place.

Chris LaFemina

I guess one argument that you guys didn’t make as to a benefit to this deal would be better liquidity in the shares and kind of increased scale and becoming potentially a sort of an industry leader in the coal market could be helpful to your valuation over time. We’ll see how that plays out. But that’s just another thought that you guys hadn’t mentioned. And thanks for this and good luck guys.

Speakers

Sure. Thank you. Thanks, Chris.

Operator

And again, if you have a question, please press star then one. The next question today is a follow up from Lucas Pipes of B. Riley Securities, please go ahead.

Lucas Pipes

Thank you very much operator. Thank you for taking my follow up question. So, we are in the middle of North American met coal negotiations for 2025, and obviously, you’ll have greater logistical flexibility. A more resilient earnings profile after Q1, is that a consideration as you deliberate how much tons to place into the North American market? Thank you very much.

Paul Lang

Lucas, I think we’ve been pretty open. And, I’ve been also pretty blunt about, you know, what I’ve been willing to do on the North American side of the business. You know, it’s important, you know, in a lot of ways that we can participate in that business, but it’s not required.

And, if you look back over the last couple of years we’ve done much better on the seaborne side. The one thing that shipping domestically, or at least in North America, does, is it’s much more readable, much better cash management. And, you know, there are reasons to keep a North American business online, but I don’t think that strategy is going to change at all.

What this does, and I mentioned it in my comments, is, you know, CONSOL has a very good forward book on the international industrial business, and it complements our ability to play the seaborne metallurgical markets very well. And with the balance sheets we’ll have combined, it should be a great fit.

Deck Slone

I would add, Lucas, that, you know, we’ve talked a lot about logistics. But again, you know, we’ve said repeatedly that we would be glad to ship all our tons, excuse me, into the seaborne market. And, you know, this just frees up additional capacity, potentially, to move additional volumes into the seaborne market. Now, again, we could have done it before, but this greatly enhances our optionality there as well in reaching that market. So, as Paul said, we’re happy to sell tons into North America. And there are times when that makes sense. But if we need to, we can certainly direct all of our volumes into the seaborne markets.

Paul Lang

Yeah. And it gives us the ability to continue to do what we’ve done. And that’s look for the highest albatross.

Lucas Pipes

Very much appreciate this additional color. Really quickly, the synergies, are those pre or post tax.

Mitesh Thakkar

The synergy number provided is pretax.

Lucas Pipes

Thank you very much. Congratulations again.

Operator

This concludes our Question & Answer session and the CONSOL Energy and Arch Resources Conference Call. Thank you for attending today’s presentation. You may now disconnect.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect CONSOL’s and Arch’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the proposed transaction involving CONSOL and Arch, including future financial and operating results, CONSOL’s and Arch’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts, including estimates of coal reserves, estimates of future production, assumptions regarding future coal pricing, planned delivery of coal to markets and the associated costs, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite CONSOL and Arch stockholder approvals; the risk that CONSOL or Arch may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of CONSOL’s common stock or Arch’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the dilution caused by CONSOL’s issuance of additional shares of its capital stock in connection with the proposed transaction; changes in coal prices, which may be caused by numerous factors, including changes in the domestic and foreign supply of and demand for coal and the domestic and foreign demand for steel and electricity; the volatility in commodity and capital equipment prices for coal mining operations; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental and geological risks; mining and operating risks; the risks related to the availability, reliability and cost-effectiveness of transportation facilities and fluctuations in transportation costs; foreign currency, competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in CONSOL’s and Arch’s businesses.

All such factors are difficult to predict, are beyond CONSOL’s and Arch’s control, and are subject to additional risks and uncertainties, including those detailed in CONSOL’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at https://investors.consolenergy.com/sec-filings and on the SEC’s website at http://www.sec.gov, and those detailed in Arch’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Arch’s website at https://investor.archrsc.com/sec-filings/ and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither CONSOL nor Arch undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, CONSOL intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Arch and CONSOL and that will also constitute a prospectus of CONSOL. Each of Arch and CONSOL may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Arch or CONSOL may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Arch and CONSOL. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARCH, CONSOL AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Arch, CONSOL and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Arch may be obtained free of charge on Arch’s website at https://investor.archrsc.com/sec-filings/ or, alternatively, by directing a request by mail to Arch’s Corporate Secretary at One CityPlace Drive, Suite 300, St. Louis, Missouri, 63141. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by CONSOL may be obtained free of charge on CONSOL’s website at https://investors.consolenergy.com/sec-filings or, alternatively, by directing a request by mail to CONSOL’s Corporate Secretary at 275 Technology Drive, Suite 101, Canonsburg, Pennsylvania 15317.

Participants in the Solicitation

Arch, CONSOL and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Arch, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Arch’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on March  27, 2024, including under the headings “Executive Compensation,” “Director Compensation,” “Equity Compensation Plan Information,” and “Security Ownership of Directors and Executive Officers.” To the extent holdings of Arch common stock by the directors and executive officers of Arch have changed from the amounts of Arch common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC, including: the Form 3 filed by George John Schuller on March 19, 2024; and the Forms 4 filed by Pamela Butcher on March  13, 2024, March  18, 2024 and June  17, 2024, James Chapman on March  11, 2024, Paul Demzik on March  5, 2024, John Eaves on March  8, 2024, Patrick Kriegshauser on March  18, 2024 and June  17, 2024, Holly Koeppel on March  18, 2024 and June  17, 2024, Richard Navarre on March  18, 2024, and June  17, 2024, George John Schuller on March  21, 2024, Peifang Zhang on March  18, 2024 and June  17, 2024 and John Ziegler on March 8, 2024. Information about the directors and executive officers of CONSOL, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in CONSOL’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2024, including under the headings “Board of Directors and Compensation Information,” “Executive Compensation Information” and “Beneficial Ownership of Securities.” To the extent holdings of CONSOL common stock by the directors and executive officers of CONSOL have changed from the amounts of CONSOL common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC, including: the Forms 4 filed by James Brock on May  24, 2024 and July  1, 2024, John Mills on May  9, 2024, Cassandra Chia-Wei Pan on May  9, 2024, Valli Perera on May  9, 2024, Joseph Platt on May  9, 2024 and John Rothka on March 8, 2024. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Arch or CONSOL using the sources indicated above.

Non-GAAP Financial Information

This communication may include certain “non-GAAP financial measures” as defined in Regulation G under the Securities Exchange Act of 1934, as amended. These non-GAAP financial measures are included in this communication as the management of CONSOL and Arch believe such measures are useful to investors in evaluating the companies’ operating performance. CONSOL and Arch may use different methods for calculating these non-GAAP financial measures. These non-GAAP financial measures are not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with GAAP by each of CONSOL and Arch in their filings with the SEC.